
November 18, 2024

Richard Lindahl
Executive Vice President, Chief Financial Officer and Treasurer
Emergent BioSolutions Inc.
300 Professional Drive
Gaithersburg, Maryland 20879

> **Re: Emergent BioSolutions Inc.**
> **Registration Statement on Form S-1**
> **Filed November 12, 2024**
> **File No. 333-283150**

Dear Richard Lindahl:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew Franker